Exhibit 99.1

EURONAV NV

Limited Liability Company

Registered offices: De Gerlachekaai 20, 2000 Antwerp

Enterprise number 0860.402.767

TRANSLATION FOR INFORMATION PURPOSES ONLY

CONVENING NOTICE FOR THE SPECIAL SHAREHOLDERS’ MEETINGS

The supervisory board invites the shareholders to attend the special shareholders’ meeting, to be held at 2000 Antwerp, Schaliënstraat 3, on Thursday 23 March 2023, at 2 p.m. Belgian time, to deliberate on the agenda mentioned below containing proposed decisions.

The special shareholders’ meeting shall validly deliberate and decide on Thursday 23 March 2023, irrespective of the portion of the capital present or represented by the shareholders at the meeting.

Prior explanatory note

On 16 January 2023, the Company received a request pursuant to Article 7:126 of the Belgian Code of Companies and Associations from CMB NV, as shareholder owning more than 10% of the outstanding shares of the Company, to convene a shareholders’ meeting with the agenda items and decisions proposed by CMB NV (being items 1 through 3 set forth below).

Agenda of the special shareholders’ meeting

1	Dismissal of members of the Supervisory Board

Proposed decisions by CMB NV pursuant to Article 7:126 of the Belgian Code of Companies and Associations (each proposed decision to be made subject to a separate vote):

“1.1 The general meeting resolves to terminate the mandate of Mrs. Anne-Hélène Monsellato as member of the Supervisory Board with immediate effect.

1.2 The general meeting resolves to terminate the mandate of Mrs. Grace Reksten Skaugen as member of the Supervisory Board with immediate effect.

1.3 The general meeting resolves to terminate the mandate of Mr. Steven Smith as member of the Supervisory Board with immediate effect.

1.4 The general meeting resolves to terminate the mandate of Mrs. Anita Odedra as member of the Supervisory Board with immediate effect.

1.5 The general meeting resolves to terminate the mandate of Mr. Carl Trowell as member of the Supervisory Board with immediate effect.”

2	Appointment of members of the Supervisory Board

Proposed decisions by CMB NV pursuant to Article 7:126 of the Belgian Code of Companies and Associations (each proposed decision to be made subject to a separate vote):

“2.1 The general meeting resolves to appoint Mr. Marc Saverys as non-independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

Mr. Marc Saverys holds a degree in law from the University of Ghent. In In 1975 he joined Bocimar’s chartering department, the dry bulk division of the CMB Group. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the drybulk division. He became a director of CMB Group in 1991 and was Managing Director of CMB Group from April 1992 through September 2014 when he was appointed as chairman. During the period from 2003 through July 2014, he served as the Chairman of the Board of Euronav, and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015.

2.2 The general meeting resolves to appoint Mr. Patrick De Brabandere as non-independent member of the Supervisory Board until and including the ordinary general meeting to be held in 2026.

Mr. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV and he also sits on the board of CMB.TECH NV since April 2021.

2.3 The general meeting resolves to appoint Mrs. Julie De Nul as independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

Mrs. Julie De Nul holds a Master’s degree in law from the University of Ghent. She is CEO of Jan De Nul Dredging NV since 2020 and has been a member of the board of directors of Jan De Nul NV since 2010. From 2007 to 2010, she was Legal Counsel at Office Belgium. She is currently also a member of the board of directors of VCB (the Flemish Construction Confederation), VOKA (the Flanders’ Chamber of Commerce and Industry) and Museum Dr. Guislain Ghent.

The general meeting acknowledges that Mrs. Julie De Nul can be considered independent under Belgian law, on the basis of the information provided (see Annex 3 to the letter of CMB NV of 16 January 2023).

2.4 The general meeting resolves to appoint Mrs. Catharina Scheers as independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

Mrs. Catharina Scheers holds a Master’s degree in Communication and Media from KU Leuven and a Bachelor’s degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the board of directors of ASF (Antwerp Shipping Federation), a member of the board of BRABO and a member of WISTA (Women’s International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA “Maritime Figure of the Year” award.

The general meeting acknowledges that Mrs. Catharine Scheers can be considered independent under Belgian law, on the basis of the information provided (see Annex 3 to the letter of CMB NV of 16 January 2023).

2.5 The general meeting resolves to appoint Mr. Patrick Molis as independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

Mr. Patrick Molis graduated from the Institut d’Etudes Politiques de Paris and holds a Master’s degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995-1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998) and director of Sabena Technics. He has previously served as member of the board of directors of Euronav Luxembourg (1995-2001), Euronav (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008-2022) and of the Conseil d’orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.

The general meeting acknowledges that Mr. Patrick Molis can be considered independent under Belgian law, on the basis of the information provided (see Annex 3 to the letter of CMB NV of 16 January 2023).”

3	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

Proposed decision by CMB NV pursuant to Article 7:126 of the Belgian Code of Companies and Associations:

“The general meeting resolves to grant authority to Mrs. Sofie Lemlijn, Ms. Maxime Van der Weehe and Ms. Wendy De Mesmaecker to act alone with power to substitute, to fulfil all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.”

4	Miscellaneous

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CONDITIONS OF ADMISSION

I.	Admission requirements

In accordance with article 32 of the articles of association and article 7:134 of the Belgian Code of Companies and Associations, the shareholders have to fulfil the following requirements in order to be admitted to the shareholders’ meeting and to exercise their right to vote at the meeting in person or by proxy (card).

The Company is working with Lumi Connect (https://www.lumiconnect.com/en/events) to assist shareholders with the registration to (i) participate in the shareholders meeting, (ii) vote before the shareholders meeting or (iii) grant a power of attorney to another person to vote in the shareholders meeting. We advise all shareholders to use this efficient platform.

All shareholders attending the shareholders’ meeting in person are kindly requested to arrive in advance of the meeting, taking into account that they shall have to register before being allowed to enter the shareholders meeting. Registration will open at 12.30 pm and will be closed 10 minutes prior to the start of the meeting.

The company’s ordinary shares are comprised of (a) shares that are tradable on Euronext Brussels and reflected directly or indirectly in the part of the company’s shareholders register which is kept in its registered office (the “Belgian Share Register” and, the shares, the “European Shares”), and (b) shares that are tradable on the New York Stock Exchange and reflected directly or indirectly in the part of the company’s shareholders register maintained in the United States by the company’s U.S. transfer agent, which is Computershare (the “U.S. Share Register” and, the shares, the “U.S. Shares”).

1. Record Date

Shareholders have the right to be admitted to the shareholders’ meeting provided they have their shares recorded in their name (i.e. can prove they own these shares) on Thursday 9 March 2023 at 24:00 hours Belgian time (the “Record Date”).

In view of the Record Date set for the company’s shareholders’ meeting on Thursday 23 March 2023, shareholders may not reposition shares between the Belgian Share Register and the U.S. Share Register during the period from 8 March 2023 at 8.00 am (Belgian time) until 10 March 2023 at 8.00 am (Belgian time) (the “Freeze Period”). Please consult the company’s website for the applicable Freeze Periods.

(a)	Holders of European Shares (registered shares)

The holders of registered European Shares may only be admitted to the shareholders’ meeting if their shares are registered in the company’s Belgian Share Register on the Record Date.

(b)	Holders of European Shares (dematerialised shares)

If a shareholder, who holds dematerialised European Shares decides to use the Lumi Connect Platform and registers for the shareholders meeting of the Company on https://www.lumiconnect.com/en/events, the below mentioned procedure should not be followed and Lumi Connect shall determine the shareholding on the Record Date.

If a shareholder, who holds dematerialised European Shares decides to not use the Lumi Connect Platform, the following procedure should be followed: The holders of dematerialised European Shares should request their financial institution to issue a certificate stating the number of dematerialized shares registered in the name of the shareholder in its books on the Record Date and to send it directly to Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (copy by e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46) at the latest by Friday 17 March 2023, 5.00 pm (Belgian time) (the “Notification Deadline”). The company shall determine the ownership of the shares at the Record Date on the basis of the certificate provided by the relevant financial institution to Euroclear Belgium.

(c)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC)

The holders of U.S. Shares reflected directly in the U.S. Share Register may only be admitted to the shareholders’ meeting if such holder’s ownership of U.S. Shares is reflected in the U.S. Share Register on the Record Date. The company’s U.S. transfer agent will provide the company directly or indirectly with a shareholder list at the Record Date that contains all of the registered holders of the company’s U.S. Shares on the Record Date no later than the Notification Deadline. The company shall determine the ownership of the shares at the Record Date based solely on the aforementioned information.

The company encourages such shareholders to participate in the meeting through the U.S. proxy card that will be provided to them and according to the accompanying instructions. Should such shareholder nevertheless wish to attend the meeting in person, such holder is referred to “Attending the meeting in person”.

(d)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC)

The holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, may only be admitted to the shareholders’ meeting if such holder’s ownership of U.S. Shares is included in the information provided to the company through the broker, financial institution or other intermediary of such shareholders no later than the Notification Deadline. The company shall determine the ownership of the shares at the Record Date based solely on the aforementioned information.

The company encourages such shareholders to participate in the meeting through the U.S. proxy card that will be provided to them and according to the accompanying instructions. Should such shareholder nevertheless wish to attend the meeting in person, such holder is referred to “Attending the meeting in person”.

2. Attending the meeting in person.

A. European Shares

All shareholders, holding European Shares, wishing to attend the shareholders’ meeting in person must notify the company as set out below no later than the Notification Deadline:

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electronically on the Lumi Connect platform via the link https://www.lumiconnect.com/en/events (in case of dematerialized European Shares, whether or not through the intervention of a financial intermediary acting on instruction of the shareholder);

•	by e-mail to the Company as set out in Section III (Notifications) below;

•	by post addressed to the Company as set out in Section III (Notifications) below.

In addition, proof of identification may be asked when entering the meeting room.

If a shareholder, which holds European Shares, decides to not register electronically via the Lumi Connect Platform and decides to notify the Company via e-mail or post, the following procedures should be followed:

(a)	Holders of European Shares (registered shares)

Owners of registered European Shares wishing to attend the shareholders’ meeting must complete the attendance form included as part of their individual notice and notify the company thereof by the Notification Deadline.

(b)	Holders of European Shares (dematerialised shares)

Holders of dematerialised European Shares must complete and submit to the company no later than the Notification Deadline, the attendance form, which is available on the company’s website, together with a proof of registration that is provided by such holder’s financial institution.

B. U.S. Shares

All shareholders, holding US Shares, wishing to attend the shareholders’ meeting in person must notify the company as set out below and in Section III (Notifications) no later than the Notification Deadline.

(a)	Holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC)

The holders of U.S. Shares registered directly in the U.S. Share Register wishing to attend the shareholders’ meeting must complete and submit to the company no later than the Notification Deadline, the attendance form included as part of their individual notice. Holders are strongly encouraged to contact the company to ensure admission to the meeting.

(b)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC)

Holders of U.S. Shares registered indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, wishing to attend the shareholders’ meeting must complete and submit to the company no later than the Notification Deadline, the attendance form available on the company’s website together with an account statement or letter from a broker, bank or other nominee indicating that such holder was the owner of the shares on the Record Date. Holders are strongly encouraged to contact the company to ensure admission to the meeting.

HOLDERS OF U.S. SHARES:

IF YOU DECIDED TO PARTICIPATE IN THE MEETING THROUGH A PROXY (CARD), PLEASE FOLLOW THE INSTRUCTIONS PROVIDED THEREWITH. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY (CARD) UNTIL THE NOTIFICATION DEADLINE AND VOTE IN PERSON.

3.	Powers of attorney – U.S. proxy card

Each shareholder may appoint a special proxy to represent him or her at the shareholders’ meeting or issue their votes through a U.S. proxy card, as the case may be. In the first case, the original proxy for this purpose must be submitted to the company.

(a)	Holders of European Shares (registered shares)

Holders of registered European Shares who want to appoint a special proxy must complete:

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the electronic proxy available to the shareholders who have registered electronically by using the Lumi Connect platform, using the link https://www.lumiconnect.com/en/events where the shareholder can issue a proxy with voting instructions via an electronic form, no later than the Notification Deadline; or

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the proxy form included as part of their individual notice and submit the original form to Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (copy by e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46) no later than the Notification Deadline.

(b)	Holders of European Shares (dematerialised shares)

Holders of dematerialised European Shares who want to appoint a special proxy must complete:

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the electronic proxy available to the shareholders who have registered electronically by using the Lumi Connect platform, using the link https://www.lumiconnect.com/en/events where the shareholder can issue a proxy with voting instructions via an electronic form, no later than the Notification Deadline; or

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the proxy form available on the company’s website and submit the original form to Euroclear Belgium no later than the Notification Deadline, attn. Issuer Services, Koning Albert II-laan 1, 1210 Brussel (copy by e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46).

(c)	Holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC)

Holders of U.S. Shares reflected directly in the U.S. Share Register who want to appoint a special proxy are strongly encouraged to use the U.S. proxy card that will be provided to them and according to the accompanying instructions. Subsequently, the required information will be provided to the company through the broker, financial institution or other intermediary no later than the Notification Deadline.

(d)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC)

Holders of U.S. Shares reflected indirectly in the U.S. Share Register through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, who want to appoint a special proxy are strongly encouraged to use the U.S. proxy card that will be provided to them and according to the accompanying instructions. Subsequently, the required information will be provided to the company through the broker, financial institution or other intermediary no later than the Notification Deadline.

All shareholders must carefully read and comply with the instructions on the company’s website, in the Meeting Materials and with the U.S. proxy card in order to be validly represented at the shareholders’ meeting. No other forms will be accepted, nor will proxy forms completed without complying with the instructions.

4.	Voting by letter by holders of European Shares (both registered and dematerialized shares)

Holders of registered or dematerialized European Shares who want to vote upfront prior to the meetings by letter, must complete:

•	the advance electronic vote that can be cast on the Lumi Connect platform, using the link https://www.lumiconnect.com/en/events, no later than the Notification Deadline; or

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the designated form for voting by letter available on the company’s website, of which a completed signed original form should be provided at the latest on the Notification Deadline to Euroclear Belgium, for the attention of Issuer Services, Koning Albert II-laan, 1, 1210 Brussels (copy by e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46). Moreover holders of dematerialized European Shares who want to vote by letter, have to comply with the conditions to participate to the meetings, as described above in “1. Record date – (b) Holders of European Shares (dematerialized shares”).

II.	Shareholders’ rights

The company will distribute the convening notice and agenda, attendance form, attendance guidelines and proxy form (the “Meeting Materials”) to (i) holders of European Shares (registered shares) and holders of U.S. Shares directly reflected in the U.S. Share Register through an individual mailing by the company no later than 6 February 2023; and (ii) holders of European Shares (dematerialised shares) through the website and the press no later than 6 February 2023; and (iii) holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC) through a mailing as of 6 February 2023. Holders of U.S. Shares will additionally be provided with a U.S. proxy card. Taking into account the geographical spread of the shareholders and in order to enable holders of U.S. Shares to participate in the meeting, Broadridge will take all appropriate measures to provide the holders of U.S. Shares with the Meeting Materials and the U.S.proxy card timely. Only shareholders complying with all conditions of admission for attendance to the meeting outlined above shall be entitled to vote at the meeting.

A copy of the documents and reports mentioned in the agenda of the shareholders’ meeting and of those that need to be submitted to said meeting can be obtained by the shareholders, free of charge, thirty days before the shareholders’ meeting at the company’s registered office, at the address mentioned below.

One or more shareholders having at least 3% of the share capital of the company may add items to the agenda of the shareholders’ meeting and may file proposals of resolution relating to already existing agenda items. These shareholders must notify the company of their proposals at the latest on Wednesday 1 March 2023.

Following such notification, the company will publish a revised agenda no later than Wednesday 8 March 2023.

Shareholders may ask questions in writing to the Supervisory Board prior to the shareholders’ meeting by sending such questions to the company, or via the Lumi Connect platform (https://www.lumiconnect.com/en/events), no later than Friday 17 March 2023 at 5.00 pm (Belgian time).

Shareholders must carefully read and comply with the instructions on the company’s website in this respect.

III. Notifications

Unless specified otherwise above, all notifications must be sent to one of the following addresses:

Euronav NV

Company Secretary – General Meetings

De Gerlachekaai 20

2000 Antwerp

Belgium

Telefax: +32 3 247.44.09

Attention: Company Secretary – General Meetings

E-mail address: shareholders@euronav.com

Each of the aforementioned deadlines means the latest date on which the notification must be received by the company. When sent by post mail, the date of the postmark is determining for assessing the compliance with this obligation. When sent by telefax or email, the date of the fax or email is determining for assessing the compliance with this obligation.

All documents and other information required for purposes of the shareholders’ meeting are available from the above-mentioned address and from the company’s website: www.euronav.com.

IV. Data protection

Euronav is responsible for the processing of personal data received from, or collected about, holders of securities issued by the company and proxy holders in the context of special shareholders’ meetings. The company will process such data solely for the purposes of the organisation and conduct of the relevant special shareholders’ meeting, including the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the company. These data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the company, proxies and voting instructions. Euronav may also transfer this data to third parties for the purposes of assistance or services to the company in connection with the foregoing. The company will process such data, mutatis mutandis, in accordance with the Euronav Privacy Statement, available on the company’s website (https://www.euronav.com/en/privacy-statement/). The company informs the holders of securities issued by the company and proxy holders of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are described in detail in aforementioned Privacy Statement. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the company, the company can be contacted by e-mail at dpo@euronav.com.

The supervisory board